UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                    ev3 Inc.
                                    --------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   26928A 20 0
                                   -----------
                                 (CUSIP Number)

                                  John Runnells
                            The Vertical Group, L.P.
                               25 DeForest Avenue
                                Summit, NJ 07901
                                ----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  June 16, 2005
                                  -------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 26928A 20 0                                         Page 2 of 13 pages
---------------------                                         ------------------
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Vertical Fund I, L.P. - (IRS Identification No. 11-2953861)
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e) [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
   NUMBER OF          --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                     2,241,611
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,241,611
----------- --------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,241,611
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions) [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.6%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 26928A 20 0                                         Page 3 of 13 pages
---------------------                                         ------------------
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Vertical Fund II, L.P. - (IRS Identification No. 22-3848480)
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e) [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
   NUMBER OF          --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                     560,113
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                560,113
----------- --------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              560,113
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions) [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.1%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 26928A 20 0                                         Page 4 of 13 pages
---------------------                                         ------------------
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              The Vertical Group, L.P. - (IRS Identification No. 22,3268942)
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e) [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
   NUMBER OF          --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                     2,801,724
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,801,724
----------- --------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,801,724
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions) [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

     This Schedule 13D is being filed by and on behalf of (a) Vertical Fund I, L.P., a Delaware limited partnership ("VFI"), (b) Vertical Fund II, L.P., a Delaware limited partnership ("VFII"), and (c) The Vertical Group, L.P., a Delaware limited partnership ("TVG" and together with VFI and VFII, the "Vertical Reporting Persons"). This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of ev3 Inc., a Delaware corporation (the "Company").

     The Vertical Reporting Persons are filing this Schedule 13D because they have acquired a significant ownership stake in the Company through a series of investments in and other transactions with ev3 LLC, a Delaware limited liability company and the predecessor to the Company ("ev3 LLC"), and certain of its affiliates, and also in connection with the Company's initial public offering of Common Stock (the "IPO").

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Company 4600 Nathan Lane North, Plymouth, MN 55442.

Item 2. Identity and Background.

     (a) This Schedule 13D is filed by the Vertical Reporting Persons. TVG is the sole general partner of each of VFI and VFII, and TVG shares with VFI and VFII the voting and investment control of all the shares of Common Stock VFI and VFII, respectively, may be deemed to beneficially own. There are five general partners of TVG, each of whom may be deemed to share with the Vertical Reporting Persons and the other general partners of TVG the voting and investment control of all of the shares of Common Stock that TVG may be deemed to beneficially own. The general partners of TVG and their respective business addresses and principal occupations are set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Vertical Reporting Persons and those persons listed on Schedule I is c/o The Vertical Group, L.P., 25 DeForest Avenue, Summit, New Jersey 07901.

     (c) The principal business of VFI and VFII is that of making private equity and related investments. The principal business of TVG is acting as general partner of VFI and VFII.

     (d) None of the Vertical Reporting Persons, nor, to the best of their knowledge, any of the general partners referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Vertical Reporting Persons, nor, to the best of their knowledge, any of the general partners referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Note Contribution and Exchange Agreement (the "Contribution Agreement"), dated as of April 4, 2005, by and among the Company, ev3 Endovascular Inc., a Delaware corporation ("Endovascular"), Warburg, Pincus Equity Partners, L.P. and certain of its affiliates (the "Warburg Entities"), VFI and VFII (together with the Warburg Entities, the "Contributors"), the Contributors contributed (the "Contribution") to the Company certain of the demand promissory notes previously given by Endovascular to the Contributors in exchange for shares of Common Stock. VFI and VFII together received on June 21, 2005, upon the closing of the Contribution, the aggregate amount of 1,194,489 shares of Common Stock, which is equal to the aggregate principal amount of demand notes contributed by the VFI and VFII plus accrued and unpaid interest thereon through July 3, 2005, divided by $14.00, the per share initial public offering price. VFI and VFII paid no additional consideration for the 1,194,489 shares of Common Stock.

VFI and VFII were also members of ev3 LLC. Pursuant to an Agreement and Plan of Merger, dated as of April 4, 2005, by and between the Company and ev3 LLC, prior to the consummation of the IPO on June 21, 2005, ev3 LLC was merged with and into the Company (the "Merger"), with the Company surviving the Merger. In connection with the Merger, VFI and VFII's membership interests in ev3 LLC were converted into an aggregate of 1,438,985 shares of Common Stock, after giving effect to a one for six reverse stock split that occurred following the Merger. VFI and VFII paid no additional consideration for the 1,438,985 shares of Common Stock.

VFI and VFII purchased 168,250 shares of Common Stock in connection with the IPO at the per share initial public offering price of $14.00 for an aggregate purchase price of $2,355,500.

All of the funds required to acquire the shares of Common Stock owned by VFI were obtained from the working capital of VFI. All of the funds required to acquire the shares of

Common Stock owned by VFII were obtained from the working capital of VFII. All of the shares of Common Stock acquired by VFI and VFII were acquired within the past sixty days.

Item 4. Purpose of Transaction.

     The acquisition by the Vertical Reporting Persons of the Common Stock was effected because of the Vertical Reporting Persons' belief that the Common Stock represented, and continues to represent, an attractive investment. The Vertical Reporting Persons may from time to time acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock or further investments in the Company. Such further acquisitions or investments could be material. The Vertical Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investments and business opportunities available to the Vertical Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

     Pursuant to a Holders Agreement, dated as of August 29, 2003, among ev3 LLC, the Vertical Entities and certain other investors named therein (the "Holders Agreement"), the Company will be required following the merger of ev3 LLC with and into the Company to nominate and use its best efforts to have elected to its Board of Directors (a) two persons designated by the Warburg Entities and the Vertical Reporting Persons if the Warburg Entities, the Vertical Reporting Persons and their affiliates collectively beneficially own more than 20% of the Common Stock and (b) one person designated by the Warburg Entities and the Vertical Reporting Persons if the Warburg Entities, the Vertical Reporting Persons and their affiliates collectively beneficially own at least 10% but less than 20% of the Common Stock. This description of certain provisions of the Holders Agreement is qualified in its entirety by reference to the copy of the Holders Agreement filed as an exhibit to the Company's Registration Statement on Form S-1, as amended (File No. 333-123851) (the "Registration Statement"), which is incorporated by reference in this Schedule 13D

Pursuant to an Agreement, dated February 15, 2005, by and between the Vertical Reporting Persons and the representatives of the several underwriters of the IPO (the "Lock-up Agreement"), without the prior written consent of the representatives on behalf of the underwriters, the Vertical Reporting Persons have agreed, during the period ending 180 days after June 16, 2005, subject to extension under certain circumstances, not to directly or indirectly, sell, offer, contract or grant any option to sell, pledge (including margin stock), transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any shares of the Common Stock, options or warrants to acquire shares of the Common Stock or securities exchangeable or exercisable for or convertible into shares of the Common Stock, or publicly announce the intention to do any of the foregoing, whether any such transaction described above is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise. A copy of the Lock-up Agreement is attached hereto as Exhibit A.

Except as set forth in this statement, none of the Vertical Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of June 21, 2005, (i) VFI may be deemed to beneficially own 2,241,611 shares of Common Stock, representing 4.6% of the outstanding Common Stock, (ii) VFII may be deemed to beneficially own 560,113 shares of Common Stock, representing 1.1% of the outstanding Common Stock, and (iii) TVG may be deemed to beneficially own 2,801,724 shares of Common Stock, representing 5.7% of the outstanding Common Stock, in each case, based on the 48,909,653 shares of Common Stock outstanding as of June 21, 2005, as represented by the Company in the Registration Statement.

     (b) Each of TVG and VFI share the power to vote or to direct the vote and to dispose or to direct the disposition of the 2,241,611 shares of Common Stock owned directly by VFI. Each of TVG and VFII share the power to vote or to direct the vote and to dispose or to direct the disposition of the 560,113 shares of Common Stock owned directly by VFII. There are five general partners of TVG, each of whom may be deemed to share with the Vertical Reporting Persons and the other general partners of TVG the power to vote or to direct the vote and to dispose or to direct the disposition of all of the shares of Common Stock that TVG may be deemed to beneficially own. The five general partners of TVG are set forth on Schedule I hereto.

     The Vertical Reporting Persons are making this single, joint filing because they may be deemed to constitute a "person" or "group" within the meaning of
Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Vertical Reporting Persons constitute a person or group.

     (c) Other than the acquisitions described in Item 3 above, no transactions in the Common Stock were effected during the past sixty days by the Vertical Reporting Persons or any of the persons set forth on Schedule I hereto.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Vertical Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit B, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

     VFI, VFII, the Company and the Warburg Entities entered into a Corporate Opportunity Agreement, dated as of April 4, 2005 (the "Corporate Opportunity Agreement"). Pursuant to the Corporate Opportunity Agreement, VFI and VFII have agreed that, until VFI, VFII and certain other investors in the Company collectively beneficially own less than 10% of the Common Stock or if the Corporate Opportunity Agreement is earlier terminated by the parties thereto, the Warburg Entities, VFI and VFII will forward any financing requests received from Micro Therapeutics Inc., a Delaware corporation ("MTI"), to the Company so that the Company may have thirty days (subject to extension upon certain circumstances) to negotiate with MTI to provide the financing requested by MTI. Additionally, the Warburg Entities, VFI and VFII have agreed that before they make any financial investment in MTI, the Company shall have the right of first refusal to pursue a financial investment in MTI on the same proposed terms on which the Warburg Entities, VFI or VFII were prepared to invest in MTI. This description of certain provisions of the Corporate Opportunity Agreement is qualified in its entirety by reference to the copy of the Corporate Opportunity Agreement filed as an exhibit to the Registration Statement, which is incorporated by reference in this Schedule 13D.

     The Company, VFI, VFII and the Warburg Entities entered into a Registration Rights Agreement, dated June 21, 2005 (the "Registration Rights Agreement"), which gives VFI, VFII and the Warburg Entities certain registration rights with respect to the Common Stock that they own. This description of certain provisions of the Registration Rights Agreement is qualified in its entirety by reference to the copy of the form of Registration Rights Agreement filed as an exhibit to the Registration Statement, which is incorporated by reference in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

        Exhibit  A. Agreement, dated February 15, 2005, by and among the
                    Vertical Reporting Persons and the representatives of the several underwriters named therein.

        Exhibit  B. Joint Filing Agreement, dated June 21, 2005, by and among the Vertical Reporting Persons.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2005                    VERTICAL FUND I, L.P.
                                               By: The Vertical Group, L.P.,
                                                   General Partner

                                        By:  /s/ Stephen D. Baksa
                                            ------------------------------------
                                            Name:  Stephen D. Baksa
                                            Title: General Partner


Dated:  June 21, 2005                   VERTICAL FUND II, L.P.
                                               By: The Vertical Group, L.P.,
                                                   General Partner

                                        By:  /s/ Stephen D. Baksa
                                            ------------------------------------
                                            Name:  Stephen D. Baksa
                                            Title: General Partner


Dated:  June 21, 2005                   THE VERTICAL GROUP, L.P.

                                        By:  /s/ Stephen D. Baksa
                                            ------------------------------------
                                            Name:  Stephen D. Baksa
                                            Title: General Partner

                                                                      SCHEDULE I
                                                                      ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of The Vertical Group, L.P. ("TVG"). The sole general partner of Vertical Fund I, L.P. ("VFI") and Vertical Fund II, L.P. ("VFII") is TVG. TVG, VFI and VFII are hereinafter collectively referred to as the "Vertical Reporting Persons." The business address of each of such persons is c/o The Vertical Group, L.P., 25 DeForest Avenue, Summit, New Jersey 07901, and each of such persons is a citizen of the United States.

                  GENERAL PARTNERS OF THE VERTICAL GROUP, L.P.
                  --------------------------------------------

                               PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP, AND POSITIONS
            NAME              WITH THE VERTICAL GROUP REPORTING ENTITIES
---------------------------- --------------------------------------------
Stephen D. Baksa             General Partner of the Vertical Group
---------------------------- --------------------------------------------
Richard B. Emmitt            General Partner of the Vertical Group
---------------------------- --------------------------------------------
Yue-Teh Jang                 General Partner of the Vertical Group
---------------------------- --------------------------------------------
Jack W. Lasersohn            General Partner of the Vertical Group
---------------------------- --------------------------------------------
John E. Runnells             General Partner of the Vertical Group
---------------------------- --------------------------------------------